Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965


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Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203                              NEWS RELEASE
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MEDIA CONTACT:                                      INVESTOR CONTACT:
Doug Hock                                           Wendy Yang
303-837-5812                                        303-837-6141




NEWMONT ACQUIRES CONTROL OF NORMANDY
o     NEWMONT BID FOR NORMANDY NOW UNCONDITIONAL
o     EXPECTS TO EXERCISE COMPULSORY ACQUISITION RIGHTS FOR NORMANDY SHARES

SYDNEY and DENVER, 20 February 2002 - Newmont Mining Corporation (NYSE:NEM) announced today that it has acquired control of Normandy Mining Limited (ASX:NDY), having paid for all shares in respect of which acceptances were received before 7 p.m. Sydney time on 15 February. Those shares, together with the Normandy shares in respect of which acceptances since have been received and the Normandy shares owned by Franco-Nevada Mining Corporation Limited, represent more than 79% of all Normandy shares, calculated on a fully-diluted basis.

Wayne W. Murdy, Chairman and Chief Executive Officer of Newmont, commented, "Acquiring control of Franco-Nevada over the weekend and Normandy today is the culmination of the first stage of the process we started last November. We are making good progress toward transforming the three companies into the world's most valued mineral resource company. The combination of Normandy, Franco-Nevada and Newmont creates the opportunity to build a mining and portfolio management company that is quantitatively and qualitatively different from its peers. This is a case where the whole will be greater than the sum of the parts."

Normandy announced earlier today that Robert J Champion de Crespigny had been succeeded as Chief Executive Officer of Normandy by David H. Francisco, Executive Vice President, Operations, of Newmont, who has assumed the role of acting Chief Executive Officer. Normandy also announced that its board of directors had been reconstituted with the appointment of Bruce D. Hansen, Senior Vice President and Chief Financial Officer of Newmont, and Britt D. Banks, Vice President, General Counsel and Secretary of Newmont, who are joining Pierre Lassonde, President of Newmont, John Prescott and Bernard Wheelahan on the Normandy board. The other Normandy directors have resigned.

Mr. Murdy added, "Mr. Champion de Crespigny and his fellow board members have been very professional in the process of selling Normandy. Over the past years, they have created significant value for their shareholders and a business that brings to Newmont several important elements that should help us to realize our vision for Newmont as the premier global gold company."

Newmont has been advised that today the board members will tender their Normandy shares to Newmont's bid. The Normandy board has recommended that Normandy shareholders accept Newmont's bid.




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Newmont's bid for Normandy, which is unconditional, is scheduled to expire on
Tuesday, 26 February 2002 at 7 p.m. Sydney time (3 a.m. New York time).

Based on the level and pace of the acceptances of its bid, Newmont continues to expect that it will exercise its rights under Australian company legislation to compulsorily acquire any Normandy shares that are not owned by Newmont or its affiliates at the expiration of the bid. Holders of shares acquired through this process would receive the same consideration as is being paid under Newmont's bid but at a later time.

Newmont also announced that its Canadian Exchangeable Shares will begin trading on The Toronto Stock Exchange today under the symbol "NMC". Trading in Newmont CDIs is expected to commence on the Australian Stock Exchange on Monday, 25 February under the symbol "NEM". Newmont common stock trades on the New York Stock Exchange under the symbol "NEM".

Normandy shareholders with questions as to how to accept Newmont's bid may call Newmont's stockholder information line at 1 800 507 507 (toll-free within Australia), 1 888 750 5835 (toll-free within the United States or Canada) or +61 2 9278 9331 (if outside Australia, the United States or Canada).


                                    # # #



IMPORTANT NOTICE
Although the Normandy Board, subject to its fiduciary duties, has recommended Newmont's offer to Normandy shareholders, Normandy has not provided unqualified assistance to Newmont in making its offer. Among other things, Normandy has refused to provide Newmont with certain financial information, and it has not permitted its auditors to issue a consent in respect of financial information relating to Normandy.

CAUTIONARY STATEMENT
This news release contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions. Newmont has completed its acquisition of Franco-Nevada. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this news release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.





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ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transactions, Newmont Mining Corporation has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 (which includes an Offer Document) and a Proxy Statement/Prospectus on Schedule 14A. Investors and security holders are advised to read the Offer Document and the Proxy Statement/Prospectus, which were mailed beginning on January 11, 2002, because they contain important information. Investors and security holders may obtain free copies of the Offer Document and the Proxy Statement/Prospectus and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Offer Document and the Proxy Statement/Prospectus and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.

















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